February 21, 2025

Pierrem Schurmann
Chief Executive Officer
Nvni Group Ltd
P.O.Box 10008, Willow House, Cricket Square
Grand Cayman, Cayman Islands KY1-1001

       Re: Nvni Group Ltd
           Registration Statement on Form F-1
           Filed February 10, 2025
           File No. 333-284809
Dear Pierrem Schurmann:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Thiago Spercel